UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Omar Abbosh to take over as Chief Executive Officer on 8th January 2024
30th October 2023

Further to Pearson plc's announcement on 20th September 2023, Pearson today confirms that Omar Abbosh will assume the role of Chief Executive Officer and Executive Director on 8th January 2024, succeeding Andy Bird. Andy will step down as Chief Executive Officer and as a Pearson Board member at this time but will remain with the company until 31st March 2024 to ensure a smooth transition.

Details of Omar Abbosh's remuneration arrangements in connection with his appointment as CEO were set out in the RNS announcement of his appointment on 20th September 2023. Details of Andy Bird's remuneration arrangements in connection with his departure will be set out in the Section 430(2B) Companies Act 2006 Statement which will be available in the Corporate Governance section of the Company website in due course.

Contacts
Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238 8785
Media Teneo	Charles Armitstead	+44 (0) 7703 330 269
Pearson	Laura Howe	+1 (202) 748 3284

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 30 October 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary